SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Novellus Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

670008101
(CUSIP Number)

April 29, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670008101	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eminence Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,620,902
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,620,902
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,620,902
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670008101	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,620,902
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,620,902
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,620,902
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670008101	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,540
	6	SHARED VOTING POWER 5,620,902
	7	SOLE DISPOSITIVE POWER 2,540
	8	SHARED DISPOSITIVE POWER 5,620,902
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,623,442
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670008101	13G	Page 5 of 9 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Novellus Systems, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 4000 North First Street, San Jose, CA 95134.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

(ii)	Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and

(iii)	Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

(a) This statement relates to shares of Common Stock as defined in Item 2(d) below held for the accounts of: Eminence Partners, LP, a New York limited partnership ("Eminence I"); Eminence Partners II, LP, a New York limited partnership ("Eminence II"); Eminence Leveraged Long Alpha, LP, a Delaware limited partnership (together with Eminence I and Eminence II, the "Partnerships"); as well as Eminence Fund Master, Ltd. ("Eminence Offshore") and Eminence Leveraged Long Alpha Master, Ltd. (together with Eminence Offshore, the "Offshore Funds"), each a Cayman Islands company. The Partnerships and the Offshore Funds are collectively referred to as the "Eminence Funds".

Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds.

Eminence GP serves as general partner or manager with respect to the shares of Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds.

Mr. Sandler is the Managing Member of each Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of Common Stock directly owned by the Eminence Funds, and individually with respect to certain family accounts and other related accounts over which Mr. Sandler has investment discretion.

CUSIP No. 670008101	13G	Page 6 of 9 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

Item 2(c).	CITIZENSHIP:

(i)	Eminence Capital, a New York limited liability company;

(ii)	Eminence GP, a New York limited liability company; and

(iii)	Mr. Sandler, is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, no par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

670008101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 670008101	13G	Page 7 of 9 Pages

Item 4.	OWNERSHIP.

A.	Eminence Capital, LLC
	(a)	Amount beneficially owned: 5,620,902
(b)
Percent of class: 6.3%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 89,307,628 shares of Common Stock outstanding at April 21, 2011, as set forth in the Company's Form 10-Q for the quarterly period ended March 26, 2011.

	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,620,902
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 5,620,902

B.	Eminence GP, LLC
	(a)	Amount beneficially owned: 5,620,902
	(b)	Percent of class: 6.3%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,620,902
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 5,620,902

C.	Ricky C. Sandler
	(a)	Amount beneficially owned: 5,623,442
	(b)	Percent of class: 6.3%
	(c)	(i)	Sole power to vote or direct the vote: 2,540
		(ii)	Shared power to vote or direct the vote: 5,620,902
		(iii)	Sole power to dispose or direct the disposition: 2,540
		(iv)	Shared power to dispose or direct the disposition: 5,620,902

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Eminence GP, the general partner or manager of the Eminence Funds, has the power to direct the investment activities of the Eminence Funds, including decisions respecting the disposition of the proceeds from the sale of the shares. Eminence Capital provides management company services to the Eminence Funds. Mr. Sandler serves as the Managing Member of Eminence GP and Eminence Capital and in that capacity directs their operations.

CUSIP No. 670008101	13G	Page 8 of 9 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 670008101	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 9, 2011

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Managing Member of
Eminence Capital, LLC,
and as
Managing Member of
Eminence GP, LLC